ITEM 77 M

FUND MERGER -- On December 30, 2002, pursuant to the approval of the Board of Directors of the AHA Diversified Equity Fund and the shareholders of the Kenilworth Fund, the AHA Diversified Equity Fund merged with the Kenilworth Fund. The merger was considered a tax-free exchange and no gain or loss was recognized by the shareholders of the Kenilworth Fund on the transfer of the assets into the AHA Diversified Equity Fund, which was the surviving Fund. The AHA Diversified Equity Fund retains the basis and holding periods of the assets transferred in from the Kenilworth Fund for tax purposes. The market value of the investment assets on the day of the transfer was $6,586,601.